Exhibit 99.1

Turbo Energy Receives Patent for A.I.-Powered Photovoltaic Energy Storage Solution and Electric Vehicle Charging Modes

●	System utilizes predictive algorithms integrated into proprietary cloud platform to manage thousands of solar installations automatically

Valencia, Spain - October 18, 2023 - Turbo Energy, S.A. (Nasdaq: TURB), a Spain-based company specializing in photovoltaic solar energy storage, today announced another success after obtaining the patent, granted for Spain, for one of its software developments that allows it to position its product, SUNBOX, among the most innovative residential photovoltaic equipment on the market. Turbo Energy believes that this solution marks a milestone in the electric power industry by offering a comprehensive smart management experience for home photovoltaic installations, combining an algorithm powered by Artificial Intelligence (AI) with an electric vehicle charger, all in one.

Setting itself apart from the competition, Turbo Energy believes that no other market-leading company has developed such an advanced and savings-focused system as SUNBOX. The AI integrated into SUNBOX analyzes a vast amount of data about home electricity consumption and solar panel performance under various weather conditions. Through Turbo Energy’s cloud platform, SUNBOX also provides real-time weather and electricity price forecasts. This forecasting feature enables the system to intelligently optimize the use of energy stored in the system’s lithium-ion batteries, as well as the charging cost of the user’s electric vehicle.

The achievement of this patent is the result of several years of collaborative work between Turbo Energy’s Research and Development (R&D) and Information Technology (IT) teams. Pablo de la Cuadra, Director of Development, stated: “It is the result of years of work on power inverters’ electronics with the aim of making them more useful for the end consumer.” Additionally, Rubén Sousa, IT Director, added: “Behind this development is a very powerful software platform on which we are developing new functionalities and customer services.”

Mariano Soria, General Manager of Turbo Energy, expressed his enthusiasm: “Obtaining this patent for our product validates our work and investment over many years and reinforces Turbo Energy’s unique positioning worldwide. One of the reasons for becoming a publicly traded company on Nasdaq is to bring our disruptive technology to every corner of the planet. Turbo Energy is excited about the future of photovoltaic energy and is committed to leading the energy revolution with innovative solutions like SUNBOX.”

“Although this patent award covers only Spain, we remain optimistic that it will be granted internationally by the end of this year,” said Mr. Soria. “The result, we believe, will be a unique energy storage solution that we believe will provide Turbo a leading position in this industry worldwide and help pave the way towards a more sustainable and energy-efficient future.”

About Turbo Energy, S.A.:

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The company’s focus is on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of Artificial Intelligence and advanced technology, Turbo Energy is paving the way towards a more sustainable and energy-efficient future. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the factors discussed in the “Risk Factors” section of the filings that we make with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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